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                             July 6, 2020

       Leslie Yu
       Chief Executive Officer
       QUHUO Ltd
       3rd Floor, Block D, Tonghui Building
       No. 1132 Huihe South Street, Chaoyang District
       Beijing, People's Republic of China

                                                        Re: QUHUO Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 30, 2020
                                                            File No. 333-238941

       Dear Mr. Yu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. Please revise the Deposit Agreement to clarify, as you do in your disclosure, that the exclusive forum,
mandatory arbitration and waiver of jury trial provisions apply to federal securities law claims
and that investors cannot waive compliance with the federal
                                                        securities laws and the
rules and regulations promulgated thereunder by agreeing to these provisions.
 Leslie Yu
QUHUO Ltd
July 6, 2020
Page 2

        You may contact Sondra Snyder, at 202-551-3332, or Jennifer Thompson, at 202-551-
3737, if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any other questions.



FirstName LastNameLeslie Yu                                Sincerely,
Comapany NameQUHUO Ltd
                                                           Division of
Corporation Finance
July 6, 2020 Page 2                                        Office of Trade &
Services
FirstName LastName